Exhibit 1.01

Cesca Therapeutics Inc.

Conflict Minerals Report

For The Year Ended December 31, 2018

Cesca Therapeutics Inc. (“Company”, “Cesca”, “we”, “our”) has prepared this report for the year ended December 31, 2018 to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Pursuant to Instruction to Item 1.01 (2) of Form SD, because the Company is a smaller reporting company, at this time, we are not required to submit an audit report of our Conflict Minerals Report.

1.	Company Overview

Cesca is a regenerative medicine company that was founded in 1986 and is headquartered in Rancho Cordova, CA. Cesca develops, commercializes and markets a range of automated technologies for CAR-T and other cell-based therapies. ThermoGenesis Corp. (ThermoGenesis), our device subsidiary, provides the AutoXpress and BioArchive platforms for automated clinical biobanking, PXP platform for point-of-care cell-based therapies and CAR-TXpress platform under development for bio-manufacturing for immuno-oncology applications. Cesca is also leveraging its proprietary PXP technology platform to develop autologous cell-based therapies that address significant unmet needs in the vascular and orthopedic markets.

Products

Cesca’s Device Division- ThermoGenesis Corp.

ThermoGenesis Corp. (“ThermoGenesis”), a majority owned subsidiary of the Company that owns and operates the Company’s device division, is a pioneer and market leader in the development and commercialization of automated technologies for cell-based therapeutics and bioprocessing.

The Device Segment’s automated solution offerings include:

Clinical BioBanking

AutoXpress (AXP)® + BioArchive® provide automated isolation, collection and storage of cord blood stem cell concentrates.

Point-of-Care Solutions for Cell-Based Therapeutics

PXP™ allows for the rapid, automated processing of autologous peripheral or bone marrow derived stem cells at the point-of-care, such as surgical centers or clinics.

Cellular Processing for Immuno-Oncology Applications

CXP™ + BioArchive® allow for the automated manufacturing, expansion and storage of cellular therapies for immuno-oncology, including various T-cell and natural killer (NK) cell-based therapies.

The device segment’s product pipeline includes:

BioArchive for Cryogenic Cellular Product Storage – an automated, controlled-rate, liquid nitrogen freezer intended for the cryopreservation and single-cassette based storage of clinical samples. The BioArchive provides customers who need cryogenic cellular product storage (-196°C) with a solution that combines the individualized sample storage/retrieval capacity and real-time chain of custody management.

CAR-TXpress – platform that addresses critical unmet needs for CMC improvement for the emerging CAR-T therapies for cancer patients. CAR-TXpress eliminates the need of ficoll and traditional magnetic beads-based isolation procedures, and thereby dramatically reduces processing time and increases efficiency of the manufacturing process, which should reduce the overall manufacturing cost. The CAR-TXpress platform includes the following X-Series products:

X-Lab for Cell Isolation – a semi-automated, functionally-closed, ficoll-free, system for the rapid isolation of different target cells from various sources including blood samples, bone marrow aspirates, leukapheresis products.

X-BACS for Cell Purification – a semi-automated, functionally closed system employs microbubbles to isolate target cells by buoyancy-activated cell sorting (BACS). These microbubbles, through antibodies, bind specifically to desired target cells. Subsequent collection of the floating target cell coated with microbubbles provides a highly purified preparation of target cells, with high recovery efficiency and cell viability.

X-Wash for Washing and Reformulation – a semi-automated, functionally-closed system that separates, washes, and volume-reduces frozen cells or cell cultures to a programmable volume.

AXP for Stem Cell Banking – a proprietary, automated system for the isolation, collection and storage of hematopoietic stem cell concentrates derived from cord blood and peripheral blood.

Our Conflict Minerals Policy

We have adopted the following policy:

In July 2010, the United States adopted section 1502 of Dodd-Frank Financial Reform and Consumer Protection Act requiring all US public companies to disclose annually the origin of “Conflict Minerals” necessary to the function of its products. Conflict Minerals refers to the minerals cassiterite, columbite-tantalite, wolframite, gold, and their derivatives mined in the region of Democratic Republic of the Congo (“DRC”) where Conflict Minerals may be directly or indirectly financing human rights violations or benefiting armed groups in those countries. The definitions and rules associated with this legislation have been promulgated by the Securities Exchange Commission under the Federal Regulations CFR17 Parts 240 and 249b.

Cesca Therapeutics supports the elimination of human rights abuses and will comply with federal regulations associated with conflict minerals. Cesca Therapeutics believes in sourcing materials from suppliers that share our values with regard to ethics, integrity and respect for human rights. This policy will guide the management of Cesca Therapeutics supply chain to a DRC Conflict Free status.

Cesca Therapeutics has adopted a policy of risk-oriented diligence with regard to Conflict Minerals. Our suppliers are required to provide conflict minerals disclosure data. Those suppliers who are deemed higher risk may need to provide additional information.

Our suppliers are expected to demonstrate diligence in country of origin assessment for conflict minerals used in products sold to Cesca Therapeutics. Suppliers are further expected to establish policies within their supply chains which facilitate control over conflict mineral sources.

Suppliers for Cesca Therapeutics will complete and submit a Conflict Minerals Report at least annually.

The policy is available at http://investors.cescatherapeutics.com/corporate-governance/governance-overview.

2.	Due Diligence

Our due diligence measures have been designed to conform with the framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for 3TG.

3.	Due Diligence Results

We conducted a survey of the Company’s relevant suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Questionnaire”). The Questionnaire includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.

We received responses from 14 of our suppliers. We are reviewing, analyzing and following up, as necessary, the responses provided.

Efforts to determine mine or location of origin

We have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We are several levels removed from the actual mining of conflict minerals. We do not make purchases of raw ore or unrefined conflict minerals and make no purchases in the DRC.